

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy Partners, L.P.
700 Milam Street, Suite 800
Houston, Texas 77002

      Re: Cheniere Energy Partners, L.P.
               Registration Statement on Form S-3
               Filed September 7, 2012
               Amendment No. 1 to Registration Statement on Form S-3
               Filed September 19, 2012
               File No. 333-183780

Dear Ms. Gentle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the form of indenture for each of the senior debt securities and the subordinated debt securities contemplates the issuance of guarantees in connection with such debt securities. Please register the guarantees for each class of debt securities with this registration statement. If you register such guarantees, please also comply with Rule 3-10 of Regulation S-X for financial statements for the guarantors.

Incorporation by Reference, page ii

2. Please confirm to us your understanding that you are required to incorporate by reference into the registration statement all reports filed pursuant to Section 13(a) of the Exchange Act since the end of your most recently completed fiscal year, which includes any such

reports filed after the initial filing of the registration statement. See Item 12(a) of Form S-3. Please also consider Question 123.05 in our Compliance and Disclosure Interpretations (Securities Act Forms).

Risk Factors, page 1

3. Please add a risk factor regarding the volatility of the trading price for your common units.

Exhibit 5.1

4. Please confirm to us that counsel will file an updated legal opinion and remove any inappropriate qualifications in connection with each takedown from the registration statement. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

5. We note that counsel expresses no opinion other than as to the laws of the State of New York and the DRULPA. Please either confirm to us that each of the Warrant Agreement and the Rights Agreement will be governed by New York law or revise counsel's opinion to cover the governing law of each of the Warrant Agreement and the Rights Agreement. See Section II.B.1.f of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Meredith S. Mouer
        Andrews Kurth LLP